1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2021 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):□

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):□

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	April 16, 2021	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited

This is to announce the differences between IFRSs as adopted for use in Taiwan and IFRSs as issued by the IASB for the 2020 consolidated financial statements.

Under International Financial Reporting Standards endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China (Taiwan-IFRSs), Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM) reported consolidated net income attributable to shareholders of the parent of NT$517,885 million, basic and diluted earnings per share of NT$19.97 in 2020, total assets of NT$2,760,711 million, total liabilities of NT$910,089 million, non-controlling interests of NT$965 million, and equity attributable to shareholders of the parent of NT$1,849,657 million as of December 31, 2020.

For the purpose of filing the annual report on Form 20-F with the U.S. Securities and Exchange Committee, TSMC prepared the consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and reported consolidated net income attributable to shareholders of the parent of NT$510,744 million, basic and diluted earnings per share of NT$19.70 in 2020, total assets of NT$2,760,601 million, total liabilities of NT$924,837 million, non-controlling interest of NT$953 million, and equity attributable to shareholders of the parent of NT$1,834,811 million as of December 31, 2020.

The major difference between TSMC’s 2020 consolidated financial statements on the basis of Taiwan-IFRSs and IFRSs as issued by the IASB was the timing of the recognition of R.O.C. tax on unappropriated earnings.